                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              (Amendment No. 19)*

                         Intek Diversified Corporation
-----------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
-----------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   458134 10 3
                     --------------------------------------
                                 (CUSIP Number)


                               Nicholas R. Wilson
                                    Chairman
                         Intek Diversified Corporation
                        970 West 190th Street, Suite 720
                         Torrance, California 90502
                               (310) 366-7335
               -------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                             September 19, 1996
                        ----------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 3d-(a) for other parties to whom copies are to be sent.



___________________

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP No. 458134 10 3                  13D                 Page 2 of 7  Pages

     1      NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            Simmonds Capital Limited

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [ ]
                                                                        (b) [ ]

     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

            WC; OO

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
            PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]

     6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada

                            7     SOLE VOTING POWER

                                  2,560,850
       NUMBER OF
         SHARES             8     SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                      --
     EACH REPORTING
      PERSON WITH           9     SOLE DISPOSITIVE POWER

                                  2,560,850

                           10     SHARED DISPOSITIVE POWER

                                      --

    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            2,560,850


    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
            [ ]

    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            18.69%

    14      TYPE OF REPORTING PERSON*

            CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

         The Schedule 13D filed on March 7, 1994 (the "Schedule 13D") and amended on March 29, 1994 ("Amendment No. 1"), on July 22, 1994 ("Amendment No. 2"), on September 23, 1994 ("Amendment No. 3"), on April 10, 1995 ("Amendment No. 4"), on May 10, 1995 ("Amendment No. 5"), on June 5, 1995 ("Amendment No. 6"), on June 9, 1995 ("Amendment No. 7"), on June 26, 1995 ("Amendment No. 8"), on July 10, 1995 ("Amendment No. 9"), on August 9, 1995 ("Amendment No. 10"), on November 27, 1995 ("Amendment No. 11"), on March 18, 1996 ("Amendment No. 12"), on April 8, 1996 ("Amendment No. 13"), on April 16, 1996 ("Amendment No. 14"), on April 23, 1996 ("Amendment No. 15"), on June 10, 1996 ("Amendment No. 16"), on June 27, 1996 ("Amendment No. 17") and on July 12, 1996 ("Amendment No. 18") on behalf of Simmonds Capital Limited ("SCL") is hereby further amended as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

         Item 3 of the Schedule 13D is hereby amended by deleting the last sentence of subparagraph (g) and inserting in its stead the following:

                 On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996
                 and August 30, 1996, SCL exercised an additional 50,000, 150,000, 200,000, 200,000 and 200,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.**

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

         Item 4 of the Schedule 13D is hereby amended by deleting all but the final paragraph of the section entitled "Wireless Communications Merger," and inserting in the place of such deleted text the following:

                 WIRELESS COMMUNICATION'S MERGER. On June 18, 1996, pursuant to the March 7, 1996 Letter of Intent, SCL, Midland International Corporation ("Midland"), a Delaware corporation and wholly owned indirect subsidiary of SCL through which SCL operated, among other business, its U.S. wireless communication's business, and Intek entered into a Sale of Assets and Trademark License Agreement (the "Sale of Assets and Trademark License Agreement," a copy of which is attached hereto as EXHIBIT Z and is incorporated herein in its entirety) pursuant to which Intek agreed to acquire from Midland Midland's U.S. LMR Distribution Business (the "Midland Acquisition") and an exclusive license to sell and distribute LMR Products under Midland's trademark in the United States, its territories and possessions, in exchange for the issuance of 2,500,000 shares of Common Stock to Midland. On September 19, 1996, SCL, Midland and Intek entered into the Amended and Restated Sale of Assets and Trademark Agreement (the "Amended Agreement;" a copy of which is attached hereto as EXHIBIT CC and is incorporated herein in its entirety). Pursuant to the terms of the Amended Agreement, Intek and Midland closed the Midland Acquisition on September 19, 1996 (the "Initial Closing"), but effective as of August 1, 1996, Intek purchased certain United States registered trademarks (the "U.S. Trademarks") used by Midland in the U.S. LMR Distribution Business (rather than merely obtaining a license for the use of Midland's trademarks as provided in the Sale of Assets and Trademark License Agreement), and Intek licensed back to Midland the rights to use the U.S. Trademarks in the United States except in the sale of LMR Products in the professional and commercial market (see the "License Agreement" attached as EXHIBIT F to the Amended Agreement"). In consideration for the foregoing, Midland received 150,000 shares of Common Stock, and $3,117,246 in cash and other consideration (as described in Section 2.1 of the Amended Agreement).

                 Pursuant to the terms of the Amended Agreement, Midland is entitled to receive up to an additional 2,350,000 shares of Common Stock (the "Additional Shares") if the transactions contemplated in the Stock Purchase Agreement, as amended, between Intek and Securicor Communications Limited are consummated





_____________

** Amendment No. 18 erroneously indicated that on July 2, 1996 SCL exercised options to acquire 400,000 shares of Common Stock from Roamer One Holdings, Inc. In fact, on July 2, 1996 SCL exercised options to acquire 200,000 shares of Common Stock from Roamer One Holdings, Inc. On August 30, 1996, SCL exercised options to acquire an additional 200,000 shares of Common Stock from Roamer One Holdings, Inc.

                              Page 3 of 7 Pages

         (the "Securicor Transaction"). On September 27, 1996, Intek issued the Additional Shares to the American Stock Transfer & Trust Company, as Escrow Agent, pursuant to the Escrow Agreement entered into between Midland and Intek in connection with the Initial Closing (a copy of the Escrow Agreement is attached hereto as EXHIBIT B to the Amended Agreement and is hereby incorporated herein in its entirety). Upon the closing of the Securicor Transaction, Midland would be entitled to receive the Additional Shares subject to downward adjustment as follows:

                          (a) Up to 155,000 of the Additional Shares would be returned to Intek as an offset against any Net Operating Losses incurred by Intek in operating the U.S. LMR Distribution Business from August 1, 1996 through the closing of the Securicor Transaction. Such Net Operating Losses would be offset against the 155,000 shares at the rate of 1 share for each $5.375 of Net Operating Losses; and

                          (b) 500,000 of the Additional Shares would remain in Escrow to provide security to Intek that the benefits of the supply agreement between Midland and Hitachi Denshi Ltd. are provided to Intek until May 31, 1997 (the "Hitachi Denshi Supply Agreement").

                 No adjustment for Net Operating Losses or for Intek's loss of the benefits of the Hitachi Denshi Supply Agreement will be made if the Securicor Transaction does not close.

                 If the Securicor Transaction closes, Midland, SCL and Intek have agreed to enter into a Registration Rights Agreement in substantially the form attached as EXHIBIT E to the Amended Agreement and hereby incorporated herein in its entirety, which Registration Rights Agreement provides Midland and SCL with certain registration rights.

                 In connection with the closing of the transactions contemplated in the Amended Agreement, and as provided therein, Intek entered into a Product Purchasing Services Agreement with Midland and a Computer Services Agreement with SCL (attached hereto as EXHIBITS A and D, respectively, to the Amended Agreement, and hereby incorporated herein in their entirety).

                 A copy of the joint press release issued by Intek, SCL and Securicor Communications Limited on June 18, 1996 announcing execution of definitive documents in connection with the Wireless Communications Merger is attached hereto as EXHIBIT AA and incorporated herein in its entirety.

                 The terms "U.S. LMR Distribution Business," "LMR Products," and "Net Operating Losses" are defined in Section 1 of the Amended Agreement and are subject to certain qualifications as specified therein.

         Item 4 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

                 On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996
                 and August 30, 1996, SCL exercised an additional 50,000, 150,000, 200,000, 200,000 and 200,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

         Subparagraph (1) of Item 5 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

         On April 8, 1996, April 29, 1996, May 24, 1996, July 2, 1996 and
         August 30, 1996, SCL exercised an additional 50,000, 150,000, 200,000,
         200,000 and 200,000, respectively, of the foregoing options to purchase shares of Common Stock from Roamer One Holdings, Inc.





                              Page 4 of 7 Pages

         Item 5 of the Schedule 13D is further amended by deleting the first sentence of subparagraph (p) of Item 5 and inserting in its stead the following:

         Reference is made to Item 4 -- "Wireless Communication's Merger."

         As of September 19, 1996, SCL and Midland collectively held beneficial ownership in 2,560,850 shares of Common Stock. If the Securicor Transaction is consummated and all of the Additional Shares are issued to Midland (assuming no Net Operating Loss adjustment), and assuming Intek does not issue or redeem any shares of Common Stock except as provided in Amended Agreement and that SCL does not acquire or dispose of shares of Common Stock in the period prior to Closing), SCL would own a beneficial interest in 4,910,850 shares of Common Stock or approximately 12.69% of 38,703,904 shares of Common Stock that would then be outstanding.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         ---------------------------------------------------------------------
TO SECURITIES OF THE ISSUER.
---------------------------

         The fourth paragraph of Item 6 of the Schedule 13D is amended by deleting the last sentence thereof and inserting in its stead the following:

         On March 1, 1996, April 8, 1996, April 29, 1996, May 24, 1996, July 2,
         1996 and August 30, 1996, SCL exercised its rights under the foregoing described options to acquire 200,000, 50,000, 150,000, 200,000,
         200,000 and 200,000, respectively, shares of Common Stock from Roamer One Holdings.

         Item 6 of the Schedule 13D is further amended by deleting the last five sentences thereof in their entirety and insert in place of such sentences the following text:

         On June 18, 1996, Midland, SCL and Intek executed the Sale of Assets and Trademark License Agreement and on September 19, 1996, Midland, SCL and Intek executed the Amended Agreement and closed the transactions contemplated therein in furtherance of the transactions set forth in the March 7, 1996 Letter of Intent. At the closing of the transactions contemplated in Amended Agreement, Intek acquired the principal assets constituting Midland's U.S. LMR Distribution Business, including the U.S. Trademarks. Midland has a right to acquire the Additional Shares upon the consummation of the Securicor Transaction. If the Securicor Transaction is not consummated, Midland has an option, exercisable for 30 days following the termination of the Securicor Transaction, to acquire all of the outstanding capital stock of Midland USA, Inc., a Delaware corporation and wholly owned subsidiary of Intek ("MUSA"), for 150,000 shares of Common Stock plus the satisfaction in full of all obligations of MUSA under the credit facility entered into between Securicor Communications Limited and MUSA as of September 19, 1996. Intek has conveyed the assets constituting the U.S. LMR Distribution Business to MUSA as of September 1, 1996. Reference is made to Section 4 - "Wireless Communications Merger" of this Schedule 13D.

         In connection with the execution of the Sale of Assets and Trademark License Agreement and the Amended Agreement, SCL, Roamer, Securicor Communications Limited, and Securicor International Limited, a corporation organized under the laws of England and Wales and a wholly owned subsidiary of Securicor, entered into a Voting Agreement pursuant to which each party thereto agreed to vote all of the shares of common stock it owns in favor of the Wireless Communications Merger and, upon consummation of the Wireless Communications Merger, to vote its shares for a two year period after such closing in favor of a designee of Roamer (reasonably acceptable to Intek and Securicor) to the Intek Board of Directors. A copy of the Voting Agreement is attached hereto as EXHIBIT BB and is incorporated herein in its entirety.

         Title and beneficial ownership of the Additional Shares remains with Intek until the closing of the Securicor Transaction. Upon such closing, title and beneficial ownership, including voting rights, will be conveyed to Midland. Prior to such closing, the Escrow Agent is precluded from voting the shares of Common Stock; except that the Escrow Agent shall cast the votes related to the Escrow Shares for and/or against the transactions contemplated in the Securicor Agreement in proportion to the vote of the shareholders of Intek who are not parties to the Voting Agreement.





                              Page 5 of 7 Pages

ITEM 7.  EXHIBITS.
         --------

         Item 7 of Schedule 13D is hereby amended by inserting the following new Exhibits at the end thereof:

         Exhibit CC       Amended and Restated Sale of Assets and Trademark
Agreement dated September 19, 1996 among Intek, SCL and Midland



                 [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]
                      [SIGNATURES COMMENCE ON NEXT PAGE.]





                              Page 6 of 7 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct.


                                        SIMMONDS CAPITAL LIMITED


                                        September 30, 1996
                                        ----------------------------------
                                                     (Date)

                                        /s/David C. O'Kell
                                        ----------------------------------
                                                  (Signature)


                                        David C. O'Kell, Executive Vice
                                        President and Secretary
                                        ----------------------------------
                                                  (Name/Title)





                              Page 7 of 7 Pages